Exhibit 99.1

Canadian Solar’s Statement on the Latest AD/CVD ruling by United States Department of Commerce

GUELPH, Ontario, Canada, December 19, 2014 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today released this statement in response to the United States Department of Commerce’s (“DOC”) Tuesday decision to impose counter-veiling (“CVD”) and anti-dumping (“AD”) tariffs on certain Chinese and Taiwanese photovoltaic modules and cell imports.

“We are very disappointed by the DOC’s decision, and the damaging impact this has on the American solar industry,” said Thomas Koerner, General Manager of Canadian Solar Americas Division. “This decision threatens the employment of tens and thousands of American workers in the various facets of the solar industry, including manufacturing, design, installation and operations.”

Mr. Koerner added, “We plan to utilize our 500 MW manufacturing facility in Ontario, Canada to continue our support for solar energy development in the United States. As a Canadian company, however, we firmly believe in free international trade and a market economy with zero trade barriers.”

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 8 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.